July 21, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 5, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of July 21, 2011.

Amendment No. 56to Registration Statement on Form S-1

Dilution, page 14

1.

The information in this section does not appear to be correct.  Please revise.

The dilution calculations have been corrected as follows:

“Dilution” represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. “Net Book Value” is the amount that results from subtracting total liabilities from total assets. In this offering, the level of dilution is increased as a result of the relatively low book value of VB Clothing Inc.’s issued and outstanding stock. This is due in part because of the common stock issued to the VB Clothing Inc. officer, director, and employee totaling 10,000,000 shares at par value $0.001 per share versus the current offering price of $0.01 per share. Please refer to the section titled “Certain Transactions”, herein, for more information. VB Clothing Inc. net book value on March 31, 2011 was $(9,225). Assuming all 4,000,000 shares offered are sold, and in effect VB Clothing Inc. receive the maximum estimated proceeds of this offering from shareholders, VB Clothing Inc. net book value will be approximately $0.0017 per share. Therefore, any investor will incur an immediate and substantial dilution of approximately $0.0083 per share while the VB Clothing Inc. present stockholder will receive an increase of $0.0026 per share in the net tangible book value of the shares that he holds. This will result in an 83.00% dilution for purchasers of stock in this offering.

This table represents a comparison of the prices paid by purchasers of the common stock in this offering and the individual who purchased shares in VB Clothing Inc. previously:

Offering

Book Value Per Share Before the Offering	$(0.0009)

Book Value Per Share After the Offering	$0.0017

Net Increase to Original Shareholders	$0.0026

Decrease in Investment to New Shareholders	$0.0083

Dilution to New Shareholders (%)	83.00%

Industry Trends Analysis, page 18

2.

We reissue comment six of our letter dated June 22, 2011.   Please expand on your discussion of industry trends in your target markets that may affect your business.  In your revised disclosure, please address each of the four target markets identified on pages 18-19.

These sections have been revised as follows:

Industry Analysis and Competition

1.

Young Women Aged 15 to 21:  This is the main target sales demographic to be exploited by VB Clothing Corp.  These young girls are pre-budget age(before the age where monentary budgets are a concern in purchases) and tend to be spontaneous wave buyers(tend to follow trends and buy clothing in wave to be “in”).  Their purchases are predicated on what is being bought by their friends and little attention is given to cost especially within the $40.00 - $70.00 pricing range.  Most of VB Clothing fashions will be priced within that range. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour . These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

2.

College Women : The vast number of college girls fall within VB’s market demographic.  With the introduction of garments in school colors, traditional school support can be realized.  Through the versatile use of the spandex panels, each representing one team color, the finished garment becomes an emotional purchase. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour . These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

3.

Fitness Advocates : Because the garment is not only uniquely stylish, but also very functional and practical for exercise, the loyal demands of the fitness market can be met.  This is a very lucrative sector as the fitness industry has experienced tremendous growth over the past 10 years. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour . These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

4.

Beach Wear : Utilizing the fact that the garment is extremely form fitting, it can be worn as beach attire for activities that happen along the waters’ edge, to include roller-blading, bike riding, as well as jogging and walking. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour. These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

VB Clothing incorporates all popular dimensions of active/leisure wear.  Cotton spandex has also gained in popularity inside the active/leisure market.  Additionally, with the advance of the “fitness craze” the workout wear market has become increasingly lucrative.  Crossover usage between workout wear and active/leisure wear has also become a standard in today’s progressive fashion markets.  The comfort of cotton and the form-fitting look of spandex have been combined to create a look that is highly accepted in today’s fashion world.

Increasing sports participation particularly by women, and demand for stylish, functional and versatile sports apparel for women would be a positive affect for the company. In addition, with rapidly aging population, there is a definite emphasis towards healthy lifestyle and activities such as sports, yoga and jogging. This, thereby, offers a strong business case for sports and fitness apparel, and is expected to play an instrumental role in driving future growth. Competitors would be fitness apparel companies like Addidas,Underarmour,Nike all of whom have substantial competitive advantages over VB examples include Pricing, Marketing, sponsorship groups, and are already broadly established in the market. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant.

Delineation of the Market Area and Identification of Target Markets

We plan for wholesale profit margins ranging from $4.00 to $8.00 per garment and double that with direct retail.  With the introduction into the fashion market, sales possibilities multiply with the ability of the consumer to choose its style preference within our line.

Fashion industry marketing seems to have only one worldwide boundary, the demarcation between developed and undeveloped countries.  The planned market areas will include North America, South America, Europe, Australia, and Asia.

1.

Young Women Aged 15 to 21:  This is the main target sales demographic to be exploited by VB Clothing Corp.  These young girls are pre-budget age (before the age where monentary budgets are a concern in purchases) and tend to be spontaneous wave buyers (tend to follow trends and buy clothing in wave to be “in”).  Their purchases are predicated on what is being bought by their friends and little attention is given to cost especially within the $40.00 - $70.00 pricing range.  Most of VB Clothing fashions will be priced within that range. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour. These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant.

2.

College Women : The vast number of college girls fall within VB’s market demographic.  With the introduction of garments in school colors, traditional school support can be realized.  Through the versatile use of the spandex panels, each representing one team color, the finished garment becomes an emotional purchase. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour. These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

3.

Fitness Advocates : Because the garment is not only uniquely stylish, but also very functional and practical for exercise, the loyal demands of the fitness market can be met.  This is a very lucrative sector as the fitness industry has experienced tremendous growth over the past 10 years. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour. These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant

4.

Beach Wear : Utilizing the fact that the garment is extremely form fitting, it can be worn as beach attire for activities that happen along the waters’ edge, to include roller-blading, bike riding, as well as jogging and walking. Substantial competitive advantages over VB are already broadly established in the market by larger companies like Nike,Addidas and Underarmour. These advantages include Pricing, Marketing and sponsorship groups. There are a growing number of small niche competitors in this market but it is dominated by the three mentioned. Their large size creates barriers to entry for small minimally capitalized corporations like registrant.

Other Expenses of Issuance and Distribution, page II-I

3.

Please revise this table to distinguish legal fees from the $1,500 of fees to be paid to your “Trust Agent,” as disclosed in the last paragraph of page 15.

The Table has been revised as below to reflect the legal fees and trust agent fees separately.

The following table sets forth the costs and expenses payable by VB Clothing Inc. in connection with registering the sale of the common stock. VB Clothing Inc. has agreed to pay all costs and expenses in connection with this offering of common stock. Set for the below is the estimated expenses of issuance and distribution, assuming the full proceeds are raised.

Legal and Professional Fees	$1,500
Accounting Fees	$3,500
Blue Sky Qualifications	$1,000
Trust Agent Fee	$1,500
Total:	$7,500

Exhibits

4.

We reissue comment 16 of our letter dated June 22, 2011. We remain unable to locate Exhibit 99(b), which is referenced in the last sentence of page 15 and in the exhibit index on page II-2.  Please file such agreement with your amended registration statement.

Exhibit Attached.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.

4